[Letterhead of Sutherland Asbill & Brennan LLP]

September 2, 2015

VIA EDGAR

Mr. Asen Parachkevov
Attorney Advisor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Priority Income Fund, Inc.
Post-Effective Amendment No. 7 (Amendment No. 13)
to the Registration Statement on Form N-2
filed September 2, 2015

Dear Mr. Parachkevov:

On behalf of Priority Income Fund, Inc. (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Post-Effective Amendment No. 7 (Amendment No. 13) to the Company’s registration statement on Form N-2 (File Nos. 333-182941 and 811-22725), filed with the Commission concurrently herewith (the “Post-Effective Amendment”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Post-Effective Amendment is substantially similar to the disclosure included in Post-Effective Amendment No. 5 to the Company’s registration statement on Form N-2 (File Nos. 333-182941 and 811-22725) (the “Prior Registration Statement”), which was subject to review and comment and was declared effective on October 29, 2014, except for (i) revisions reflecting material developments relating to the Company since the effective date of the Prior Registration Statement, (ii) the inclusion of annual audited financial statements and related financial data for the year ended June 30, 2015, together with disclosure relating thereto and (iii) revisions to the disclosure regarding the Company’s determinations of net asset value in connection with its share repurchase program pursuant to the Company’s conversations with the Staff.

Mr. Parachkevov
September 2, 2015

* * *

If you have any questions or additional comments concerning the foregoing, please contact Cynthia R. Beyea at (202) 383-0472, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:    Cynthia R. Beyea